05038295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 27425

RECEIVED FEB 28 2005 PROCESSING WASH, D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Atalanta Sosnoff Management, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue
(No. and Street)

New York (City) New York (State) 10178 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Kelly (212) 867-5000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atalanta Sosnoff Management, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K Kelly
Signature

COO
Title

Stephenie DiMase
Notary Public 2/24/05

STEPHENIE DIMASE
Notary Public - State of New York
No. 01DI6027327
Qualified in DUTCHESS County
My Commission Expires July 06, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATALANTA SOSNOFF MANAGEMENT, LLC
(successor to Atalanta/Sosnoff
Management Corp.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

ATALANTA SOSNOFF MANAGEMENT, LLC
(successor to Atalanta/Sosnoff Management Corporation)

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Atalanta Sosnoff Management, LLC

We have audited the accompanying statement of financial condition of Atalanta Sosnoff Management, LLC (successor to Atalanta/Sosnoff Management Corporation) (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atalanta Sosnoff Management, LLC (successor to Atalanta/Sosnoff Management Corporation) as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 11, 2005

ATALANTA SOSNOFF MANAGEMENT, LLC
(successor to Atalanta/Sosnoff Management Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash and cash equivalents	$	1,672,467
Due from broker		34,463
Advisory fees receivable		173,468
Income taxes receivable		274,376
Prepaid expenses		6,124
	$	2,160,898
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and other liabilities	$	224,224
Accrued compensation payable		258,955
Due to related party		157,433
Total liabilities		640,612
Member's equity		1,520,286
	$	2,160,898

See accompanying notes to financial statements.

1. Nature of operations

Atalanta Sosnoff Management, LLC (successor to Atalanta/Sosnoff Management Corporation) (the "Company") is a wholly owned subsidiary of Atalanta Sosnoff Capital LLC (the "Parent") which, in turn, is wholly owned by MTS Holding Corp. ('MTS"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD) and is registered as an investment advisor under the Investment Advisers Act of 1940. The Company provides discretionary investment advisory services, brokerage and other related services to retail customers.

Effective January 1, 2004, Atalanta/Sosnoff Management Corporation was merged into Atalanta Sosnoff Management, LLC, a limited liability company, formed on December 4, 2003. The transaction was accounted for in a manner similar to a pooling of interests whereby the assets and liabilities of the Company were transferred to the limited liability company at historical amounts. The Company filed an amendment to Form ADV to disclose this transaction. An amendment to Form BD was filed with the NASD to amend the membership agreement to reflect the change in corporate structure. Pursuant to the Company's and its related party's restructuring, the Company has recorded the amount due from related parties ($5.8 million at December 31, 2003) as a dividend effective January 1, 2004.

2. Summary of significant accounting policies

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Advisory Fees and Commissions

Advisory fees are primarily earned based on a percentage of assets under management, are computed and due at specified intervals, generally quarterly and recorded when earned. Commissions revenue and related clearing and execution costs are recorded on the settlement date which is not materially different from the trade date as of December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Income Taxes

The company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

3. Related party transactions

Commission Revenues

The Company derives a portion of its commissions from customers who are clients of the Parent. Total commissions earned from such transactions in 2004 amounted to approximately $1,000.

General and Administrative Expenses

The Parent allocates rent to the Company, which amounted to approximately $590,000 for the year ended December 31, 2004.

The Company and its Parent entered into an expense sharing agreement in 2003 whereby the entities split common costs such as rent and certain administrative expenses based primarily upon number of employees. Management believes that this agreement results in an allocation of expenses which properly reflects each entity recording their pro rata share of common expenses.

Due from Related Parties

The Parent has advanced approximately $157,000 to the Company as of December 31, 2004. The Company reimbursed the Parent in January 2005.

4. Income taxes

The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company is a single member LLC, and accordingly its Parent reports the Company's activity on the Parent's federal and certain state and city income tax filings. Additionally, the Company is required to file tax returns with certain states in which it operates. Income taxes for financial statement purposes are calculated on a separate company basis. The provision for income taxes calculated on a separate company basis consists of the following:

Current tax expense (credit)		
Federal income taxes	$	102,709
State and local income taxes (credit)		(150,908)
	$	(48,199)
Deferred tax expense (credit)		
Federal income taxes (credit)	$	-
State and local income taxes (credit)		(9,500)
	$	(9,500)

Deferred tax credit is a result of timing difference related to certain compensation.

5. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $1,066,000, which was approximately $1,016,000 in excess of its required net capital of $50,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".